UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Shark Wheel, Inc.

Legal status of issuer

> **Form**
> Corporation

> **Jurisdiction of Incorporation/Organization**
> California

> **Date of organization**
> October 23, 2012

Physical address of issuer
22600 Lambert St. , 704-A, Lake Forest, CA 92630

Website of issuer
www.sharkwheel.com

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$662,016.00	$1,489,554.00
Cash & Cash Equivalents	$289,281.00	$247,545.00
Accounts Receivable	$142,364.00	$2,335,180.00
Short-term Debt	$139,962.00	$74,096.00
Long-term Debt	$000,000.00	$2,135,089.00
Revenues/Sales	$1,130,726.00	$611,690.00
Cost of Goods Sold	$635,767.00	$412,667.00
Taxes Paid	$25,608.00	$7,575.00
Net Income	-$1,820,680.00	-$992,571.00

May 19, 2020

FORM C-AR

Shark Wheel, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Shark Wheel, Inc., a California Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.sharkwheel.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 19, 2020

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 6

   The Business 6

RISK FACTORS 6

   Risks Related to the Company's Business and Industry 6

BUSINESS 16

   Description of the Business 16

Business Plan 16
History of the Business 16
The Company's Products and/or Services... 16
Competition 17
Supply Chain and Customer Base... 17
Intellectual Property... 17
Governmental/Regulatory Approval and Compliance.. 18
Litigation 18
Other... 18
DIRECTORS, OFFICERS AND EMPLOYEES 19
Directors 19
Officers.. 19
Employees 20
CAPITALIZATION AND OWNERSHIP 20
Capitalization 20
Ownership... 22
FINANCIAL INFORMATION 23
Operations.. 23
Liquidity and Capital Resources... 23
Capital Expenditures and Other Obligations... 23
Material Changes and Other Information.. 24
Trends and Uncertainties.. 24
Restrictions on Transfer 24
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 24
Related Person Transactions.. 24
Conflicts of Interest.. 25
OTHER INFORMATION 25
Bad Actor Disclosure 25
EXHIBITS 27
EXHIBIT A 28

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Shark Wheel, Inc. (the "Company") is a California Corporation, formed on October 23, 2012. The Company was formerly known as not applicable. The Company is currently also conducting business under the name of not applicable.

The Company is located at 22600 Lambert St. , 704-A, Lake Forest, CA 92630.

The Company's website is www.sharkwheel.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Shark Wheel makes sine wave shaped wheels for various industries.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We may plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or

developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on David Patrick and Gary Fleishman who are CTO, and CEO, 10/24/2012-current of the Company. The Company has or intends to enter into employment agreements with David Patrick and Gary Fleishman although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of David Patrick and Gary Fleishman or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents, trademarks, and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and] the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on David Patrick and Gary Fleishman in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of David Patrick and Gary Fleishman die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are

reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.

We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

The seasonality of our business places increased strain on our operations.

A disproportionate amount of our sales normally occur during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our Website within a short period of time due to increased holiday demand, we may experience system interruptions that make our Website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our opportunistic buying could adversely affect our business.

We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

We need to purchase inventory sufficiently below conventional retail to maintain our pricing differential to regular department and specialty store prices and to attract customers and sustain our margins, which we may not achieve at various times and which could adversely affect our results.

Failure to execute our inventory management process could adversely affect our business.

We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.

We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include web services, fulfillment, customer service, inventory management, tax collection, payment processing, hardware, content, and third-party software, and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.
Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile

communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.

Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Shark Wheel makes sine wave shaped wheels for various industries.

Business Plan

Shark Wheel's skateboarding division has shown growth year-over-year, Shark Wheel has invested heavily in R&D over the last 3 years. The launch of its luggage in Q4 2018 and its roller skate in 2019 are the first revenues outside of the skateboarding business. A pallet jack deal is on the horizon, as well as many other deals. Shark Wheel just received a third Walmart order. Shark Wheel just won a Phase II government grant ($724,313). Shark Wheel will act as OEM and sell to various wheel industries. In the wheel world, there are standard sizes of wheels that work across different market segments. As an example, the wheel (caster) that works on luggage also works on tool boxes. Another example are wheels that are made for children's wagons also work on golf caddies. Shark Wheel will look to sign licensing deals in a variety of industries.

History of the Business

Conversion from Shark Wheel LLC to Shark Wheel, Inc.

The Company's Products and/or Services

Product / Service	Description	Current Market
Skateboard wheels	sine wave shaped skateboard and longboard wheels as well as complete boards and accessories. sine wave wheels for luggage and roller skates.	skateboarding, longboarding, roller skates and luggage.

pallet jacks, wagons, office chairs and other markets.

domestic and international distribution.

Competition

The Company's primary competitors are Other skateboard and longboard companies currently. other luggage companies and roller skate companies.

Shark Wheel is a growing entity in revenue and name recognition. Shark Wheel has received a lot of media attention from Shark Tank, the Discovery Channel FOX and other media outlets.

Supply Chain and Customer Base

Elasco Inc. - skateboard polyurethane Impexio Engineering - Metal machining

Skateboarders and longboarders around the world ages 5-85. Luggage users. Roller skate users.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
US10118439 B1	Wheel Having a Sinusoidal Circumference	Sine wave wheel for multiple applications	November 14, 2012	November 6, 2018	United States

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
201380064434.1	goods	class 28		May 7, 2017	china
4,842,437	goods	class 28		October 27, 2015	united states

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Shark Wheel	Tri-Athalon	Use of sine wave shaped luggage wheels	December 31, 2022
Shark Wheel	Farrier Depot	Exclusivity for sine wave wheels into the Farrier industry	August 30, 2020

Just issued Chinese patent. Just received accepted claims on European Union patent.

Governmental/Regulatory Approval and Compliance

not applicable

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 22600 Lambert St. , 704-A, Lake Forest, CA 92630

The Company has the following additional addresses:

The Company conducts business in .

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Shark Wheel Skate	Limited Liability Company	california	March 11, 2013	100.0%
Bladesphere	Limited Liability Company	California	July 20, 2020	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Patrick

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO, 10/24/2012, no end date

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CTO, 10/24/2012, no end date

Education

Some college

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in California, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	15,934,352
Voting Rights	voting
Anti-Dilution Rights	not applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	not applicable

Type of security	Class B Common Stock
Amount outstanding	627,728
Voting Rights	non-voting
Anti-Dilution Rights	not applicable
How this Security may limit, dilute or	not applicable

qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Class C
Amount outstanding	387,834
Voting Rights	non-voting
Anti-Dilution Rights	not applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	not applicable

The Company has the following debt outstanding:

Type of debt	
Name of creditor	
Amount outstanding	$0.00
Interest rate and payment schedule	not applicable
Amortization schedule	not applicable
Describe any collateral or security	not applicable
Maturity date	
Other material terms	not applicable

The total amount of outstanding debt of the company is $139,962.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	250,000	$250,000.00	R&D, operating costs, inventory purchases	December 28, 2017	Rule 506(c)
LLC/Membership Interests	250,000	$250,000.00	R&D, operating costs, inventory purchases	November 27, 2017	Rule 506(c)
LLC/Membership Interests	250,000	$250,000.00	R&D, operating costs, inventory purchases	December 12, 2017	Rule 506(c)
Common Stock	627,728	$627,728.00	R&D, inventory, operating expenses, molds	July 19, 2017	Regulation CF
Common Stock	387,834	$528,693.28	R&D, molds, operating expenses, inventory	January 31, 2019	Regulation CF

Ownership

A majority of the Company is owned by a few people. Those people are Zack Fleishman, Gary Fleishman, and David Patrick.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Zack Fleishman	20.0%
Gary Fleishman	21.0%
David Patrick	20.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$1,467,113.00	-$1,817,971.00	$0.00

Operations

Shark Wheel continues to grow its gross revenue numbers year-over-year. Shark Wheel received favorable scientific testing results from San Diego State University and its pallet jack partner that figures to accelerate additional deals. Shark Wheel is attempting to scale its business without building the size of its payroll too much.

The team is working hard to enter profitability through a variety of channels and industries. Shark Wheel has acquired talent to expand its skateboard sales through multiple channels. Industrial applications began generating revenue in 2018 and are continuing to expand in 2020.

Liquidity and Capital Resources

On May 19, 2020 the Company conducted an offering pursuant to Regulation CF and raised $528,693. The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Yes. Shark Wheel raised over $528,693 on StartEngine.com in early 2019. Shark Wheel raised $541,306 on Wefunder.com, technically in 2020.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	CEO - Gary Fleishman
Relationship to the Company	CEO
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	$125 interest per month (0.5% per month)
Benefits or compensation received by Company	$25,000 loan
Description of the transaction	CEO loaned $25,000 to company.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Zack Fleishman
(Signature)

Zack Fleishman
(Name)

Chief Operating Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

SHARK WHEEL, INC.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2018 AND 2017



Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

Shark Wheel, Inc.

Index to the Consolidated Financial Statements

Independent Auditors' Report 1

Consolidated Balance Sheets 2

Consolidated Statements of Operations 3

Consolidated Statements of Stockholders'/Members' Equity 4

Consolidated Statements of Cash Flows 5

Notes to Consolidated Financial Statements 6



dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

The Management and Shareholders
Shark Wheel, Inc.
Lake Forest, California

Report on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Shark Wheel, Inc. and its subsidiaries (collectively the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of operations, stockholders'/members' equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements").

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shark Wheel, Inc. as of December 31, 2018 and 2017, and the results of its operations, changes in stockholders'/members' equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations and has negative operating cash flows, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

dbbMcKennon

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

Shark Wheel, Inc.
Consolidated Balance Sheets

	December 31, 2018	December 31, 2017
Assets		
Current assets:		
Cash	$ 247,546	$ 662,576
Accounts receivable	3,672	3,876
Inventories	88,781	152,442
Deposits on inventory	67,131	79,390
Other current assets	709	-
Total current assets	407,839	898,284
Fixed assets, net	43,546	13,892
Intangible assets, net	9,981	9,246
Other assets	3,105	7,008
Total assets	$ 464,471	$ 928,430
Liabilities and Stockholders'/Members' Equity		
Current liabilities:		
Accounts payable	$ 96,522	$ 125,886
Accrued liabilities	6,202	2,789
Deferred revenue	143,141	75,560
Total current liabilities	245,865	204,235
Total liabilities	245,865	204,235
Commitments and contingencies (Note 7)		
Stockholders'/Members' Equity:		
Members' equity	-	764,888
Class A common stock, $0.0001 par value - 19,372,272 authorized; 15,934,352 outstanding at December 31, 2018	1,593	-
Class B common stock, $0.0001 par value - 627,728 authorized and outstanding at December 31, 2018	63	-
Subscription receivable	-	(40,693)
Additional paid-in capital	976,888	-
Accumulated deficit	(759,938)	-
Total stockholders'/members' equity	218,606	724,195
Total liabilities and stockholders'/members' equity	$ 464,471	$ 928,430

The accompany notes are an integral part of these consolidated financial statements.

Shark Wheel, Inc.
Consolidated Statements of Operations

		2018		2017
Revenues - Products	$	725,796	$	753,009
Grant revenue		225,000		-
Total revenues	$	950,796	$	753,009
Cost of goods sold		491,022		432,682
Gross profit		459,774		320,327
Operating expenses:				
General and administrative		693,677		569,818
Sales and marketing		352,347		322,416
Research and development		174,715		102,274
Total operating expenses		1,220,739		994,508
Operating loss		(760,965)		(674,181)
Other (income) expense :				
Other expense		7,412		-
Other income		(11,488)		(749)
Total other (income) expense		(4,076)		(749)
Loss before provision for income taxes		(756,889)		(673,432)
Provision for income taxes		3,049		5,494
Net loss	$	(759,938)	$	(678,926)

The accompany notes are an integral part of these consolidated financial statements.

Shark Wheel, Inc.
Consolidated Statements of Stockholders'/Members' Equity

	Members' Equity		Class A - Common Stock		Class B - Common Stock					
	Units	Amount	Shares	Amount	Shares	Amount	Subscription Receivable	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders'/ Members' Equity
December 31, 2016	15,000,024	$ 261,009	-	$ -	-	$ -	$ -	$ -	$ -	$ 261,009
Issuance of LLC Units for cash	1,311,815	1,225,478	-	-	-	-	(40,693)	-	-	1,184,785
Offering costs	-	(42,673)	-	-	-	-	-	-	-	(42,673)
Net loss	-	(678,926)	-	-	-	-	-	-	-	(678,926)
December 31, 2017	16,311,839	764,888	-	-	-	-	(40,693)	-	-	724,195
Issuance of LLC Units for cash	250,250	214,802	-	-	-	-	39,547	-	-	254,349
Offering costs	-	(1,146)	-	-	-	-	1,146	-	-	-
Conversion of LLC to corporation	(16,562,089)	(978,544)	15,934,352	1,593	627,728	63	-	976,888	-	-
Net loss	-	-	-	-	-	-	-	-	(759,938)	(759,938)
December 31, 2018	-	$ -	15,934,352	$ 1,593	627,728	$ 63	$ -	$ 976,888	$ (759,938)	$ 218,606

The accompany notes are an integral part of these consolidated financial statements.

Shark Wheel, Inc.
Consolidated Statements of Cash Flows

	December 31, 2018	December 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (759,938)	$ (678,926)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	19,111	9,902
Changes in operating assets and liabilities:		
Accounts receivable	204	262
Inventory	63,661	(82,083)
Deposits on inventory	12,259	(79,390)
Accounts payable	(29,364)	(5,274)
Accrued liabilities	3,413	(5,538)
Deferred revenue	67,581	75,560
Net cash used in operating activities	(623,073)	(765,487)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(37,978)	(6,210)
Advance to related party	-	23,240
Insurance reimbursement	(11,522)	-
Note receivable from related party	-	25,812
Deposits and other	3,194	9,469
Net cash provided by (used in) investing activities	(46,306)	52,311
CASH FLOWS FROM FINANCING ACTIVITIES:		
Membership units purchased, net of offering costs	254,349	1,142,112
Net cash provided by financing activities	254,349	1,142,112
Increase (decrease) in cash and cash equivalents	(415,030)	428,936
Cash and cash equivalents, beginning of year	662,576	233,640
Cash and cash equivalents, end of year	$ 247,546	$ 662,576
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 3,049	$ 5,494

The accompany notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF OPERATIONS

Shark Wheel, LLC (the "LLC") was formed on October 24, 2012 in the State of California. On December 21, 2018, the LLC was converted to Shark Wheel, Inc. The consolidated financial statements of Shark Wheel, Inc. and its subsidiaries (collectively the "Company" or "Shark Wheel") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lake Forest, California.

The Company develops, manufactures, and markets helical wheels that, rather than being the traditional circular shape, are composed of one or many three-dimensional sine waves. The Shark Wheel is a more efficient wheel with performance advantages in speed, friction, longevity, and off-road capabilities. It provides better maneuverability over debris, water, and other conditions that deteriorate the performance of conventional wheels. It is currently marketed for skateboard, longboard, and roller skate applications, but future applications include luggage wheels, pallet jack wheels, ambulance stretcher wheels, wheelchair wheels, as well as other transportation and industrial applications. Shark Wheel has already begun development on many of these wheels, working with many industry-leading partners in development deals. Shark Wheel will manufacture in certain industries and license its technology in other markets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to US GAAP.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Shark Wheel, Inc. and subsidiaries, Shark Wheel Industrial Products, LLC, Shark Wheel Skate, LLC, Shiver, LLC, and Shark Wheel Sports, LLC (dba Fathom), its wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
Preparation of the consolidated financial statements in conformity with US GAAP requires us to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to us as of December 31, 2018 and 2017. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. As of December 31, 2018 and 2017, there was no reserve deemed required by us.

Inventories
Inventories are valued at the lower of first-in, first-out, cost, or market value (net realizable value). Management regularly reviews inventory quantities on hand and records a provision for excess and slow-moving inventory based primarily on estimated forecast of product demand and related product expiration dates.

Fixed Assets
Fixed assets are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Intangible Assets
Intangible assets with finite lives are amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. No impairment was deemed necessary for the periods presented.

Impairment of Long-Lived Assets
The Company reviews its long-lived assets in accordance with Accounting Standards Codification ("ASC") 360-10-35, *Impairment or Disposal of Long-Lived Assets*. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Revenue Recognition

The Company will recognize revenue from the sale of products and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. Revenue is deferred in instances when the above criteria are not met.

Revenue from grant revenue is recognized in the period during which the conditions under the grant have been met and the Company has made payment for the related expense. Grant revenue was $225,000 and $0 for the years ended December 31, 2018 and 2017, respectively. Management believes the loss of such revenues will not have a material effect on the Company's operations.

Advertising

The Company expenses advertising costs as incurred. Advertising costs expensed were $352,347 and $322,416 for the years ended December 31, 2018 and 2017, respectively.

Research and Development

The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of modifying wheels for commercial applications in various industries and designing mother molds from which production molds will be made. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $174,715 and $102,274 for the years ended December 31, 2018 and 2017, respectively.

Stock-Based Compensation

The Company accounts for stock options issued to employees under ASC 718, *Share-Based Payment*. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's units on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to members' equity.

Income Taxes

Prior to the conversion to a corporation as described in Note 1, the Company was a limited liability corporation. Under these provisions, the Company did not pay federal corporate income taxes on its taxable income. Instead, the shareholders were liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company paid state income taxes at reduced rates.

After conversion to a corporation, the Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company's net deferred tax asset at December 31, 2018 is approximately $217,000, which primarily consists of net operating loss carry forwards. As of December 31, 2018, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the year ended December 31, 2018, the Company recorded a valuation allowance for approximately $217,000.

At December 31, 2018, the Company had federal and state net operating loss carry forwards of approximately $759,938. The federal and California net operating losses expire on various dates through 2038.

At December 31, 2018, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively. The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods after 2015. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

Cash - The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Payable – As of December 31, 2018 and 2017, one vendor accounted for 99% and 83% of accounts payable, respectively. Management believes that the loss of this vendor would not have a material impact on the Company's financial position, results of operations and cash flows.

Customers – As of December 31, 2018 and 2017, two customers accounted for 20% and 23% of revenues, respectively. Management believes that the loss of one or more of these customers would have a material impact on the Company's financial position, results of operations and cash flows.

Suppliers – As of December 31, 2018 and 2017, three and two vendors accounted for 41% and 75% of inventory purchases, respectively. Management believes that the loss of one or more of these vendors would have a material impact on the Company's financial position, results of operations and cash flows.

NOTE 3 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and had net cash used in operating activities of $623,073 and $765,487 for the years ended December 31, 2018 and 2017, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, we intend to fund the Company's operations through the sale of products and debt and/or equity financing, including additional funds received under Regulation Crowdfunding efforts. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – INVENTORIES

The Company had finished goods inventories of $88,781 and $152,442 as of December 31, 2018 and 2017, respectively. Additionally, the Company had deposits on inventory of $67,131 and $79,390 as of December 31, 2018 and 2017, respectively. The Company does not hold any raw materials or work-in-process inventories.

NOTE 5 – FIXED ASSETS

Fixed assets are comprised of the following:

| | December 31, | |
	2018	**2017**
Furniture and fixtures	$ 16,510	$ 15,910
Molds	84,867	24,756
Total property and equipment	101,377	40,666
Accumulated depreciation	(57,831)	(26,774)
	$ 43,546	$ 13,892

Depreciation expense for the years ended December 31, 2018 and 2017 was $18,571 and $9,902, respectively.

NOTE 6 – RELATED-PARTY TRANSACTIONS

In December 2015, the Company issued a note with a principal amount of $25,812 to one of its co-founders. The note had an interest rate of 2.5% and a term of five years. The note was paid off in full during the year ended December 31, 2017.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

Leases
The Company leases office and warehouse facilities in Lake Forest, California. The lease extends through January 2020 with base rents ranging from $2,234 to $2,470. The following table shows the future annual minimum obligations under lease commitments in effect at December 31, 2018:

2019	$	41,702
2020		3,485
	$	45,187

NOTE 8 – MEMBERS' EQUITY AND STOCKHOLDERS' EQUITY

During the year ended December 31, 2017, the Company sold 686,337 LLC units for $600,000 to private investors. The Company also sold 625,478 LLC units through a Regulation Crowdfunding offering and received proceeds of $542,112, net of offering costs of $42,673 and a subscription receivable of $40,693.

On June 20, 2017, the Company's Members' entered into an amended and restated operating agreement, resulting in a forward unit split, splitting each one (1) Unit of the Company that was issued and outstanding immediately prior to the execution of the Agreement, was split and converted into 1,192.38 Voting Units of the Company. As a result, 12,579 Units were split and converted into 15,000,023 Units.

There were 16,311,839 total LLC units outstanding as of December 31, 2017.

Prior to Conversion to a Corporation, described in Note 1, the Company sold an additional 248,000 of LLC units for $214,802 and issued an additional 2,250 shares to close the Regulation Crowdfunding offering, while receiving $40,693 less minor fees offering costs of $1,146 from subscriptions receivable. On the date of conversion, 16,562,089 LLC units then outstanding, converted to 16,562,080 shares of common stock.

Prior to conversion to a corporation, the Company's profits and losses were allocated pro rata to members based on their ownership percentages.

Common Stock

On December 21, 2018, the certificate of conversion was filed with the Secretary of State of Delaware. We have authorized the issuance of 20,000,000 shares of our common stock with par value of $0.0001, comprising of Class A and Class B shares of 19,372,272 and 627,728, respectively. As of December 31, 2018, the total Class A and Class B shares issued and outstanding was 15,934,352 and 627,728, respectively.

NOTE 9 – SUBSEQUENT EVENTS

NSF Grant

In April 2019, the Company was awarded a small business grant for $724,313 by the National Science Foundation.

Regulation Crowdfunding

In April 2019, the Company completed their Regulation CF offering, where they raised $534,921 in gross proceeds from the sale of 392,241 shares of common stock.

There have been no other events or transactions during this time that would have a material effect on the consolidated financial statements. We have evaluated subsequent events that occurred after December 31, 2018 through October 17, 2019, the issuance date of these consolidated financial statements.

	Jan - Dec 19
Ordinary Income/Expense	
Income	
1-40002 · Grant Income	
1-40003 · FDES NNC	153,525.60
1-40005 · Grant Direct Deposit	181,078.25
Total 1-40002 · Grant Income	334,603.85
1-40007 · Interest Earned	1,783.47
1-40016 · Stallion Sports LImited	813.34
1-40017 · SWIP Luggage	67,898.38
1-41000 · Sales LLC	-38,199.00
2-41003 · Prototype Revenue	13,735.00
2-41010 · Spreetail VM Innovations	-66,845.40
2-49000 · Sky Valet Kick Starter	0.00
3-48002 · Miscellaneous Income	
3-48003 · B of A 39765 aka 888	0.00
3-48006 · Shipping Claim	7,157.00
Total 3-48002 · Miscellaneous Income	7,157.00
4-41000 · Sales	
3-41500 · Sales - Retail	
3-41501 · Amazon Retail	
3-41502 · Amazon Retail - Canada	3,534.16
3-41503 · Amazon Retail - Japan	6,858.07
3-41504 · Amazon Retail - Mexico	795.00
3-41505 · Amazon Retail - USA	77,746.65
Total 3-41501 · Amazon Retail	88,933.88
3-41507 · Big Commerce	
3-41508 · Amazon Pay- Big Commerce	6,910.95
3-41509 · PayPal Braintree	112,091.52
Total 3-41507 · Big Commerce	119,002.47
3-41510 · House Retail Sales	1,892.68
3-41512 · Rakuten	2,726.50
3-41513 · Retail Sales	
3-41515 · Jet Sunny Co Ltd	961.50

3-41518 · Members 1st	213.39
3-41519 · Newegg	362.52
3-41520 · PayPal Retail	54,939.69
3-41521 · Satorial Limited	2,653.35
3-41523 · Up Coming Minds	153,053.28
3-41524 · Volker Lux	2,137.21
Total 3-41513 · Retail Sales	**214,320.94**
3-41526 · Shopify Retail	471.89
3-41527 · Square Up Sales	51,646.28
Total 3-41500 · Sales - Retail	**478,994.64**
3-42000 · Sales - Wholesale	
3-42002 · Big 5	24,768.39
3-42006 · District Skate Board Shop LA	400.00
3-42008 · Eastern Skateboard Supply ----	9,787.50
3-42013 · Horshoes & Tools DBA Ferrier's	1,708.00
3-42014 · Indiegogo Sales	390.56
3-42015 · Izzy - Wholesale	1,350.00
3-42017 · J Hurren	4,483.00
3-42020 · Kent -	10,531.50
3-42033 · Ryan Olliges - 121C	400.00
3-42034 · Sardi Bohanel	609.00
3-42036 · So Cal Skateshop	1,787.34
3-42037 · South Bay skates	
3-42038 · South Bay Skates	2,116.64
Total 3-42037 · South Bay skates	**2,116.64**
3-42039 · South Shore Dist.	5,269.00
3-42044 · Steez Distribution -	
3-42045 · Steez Distribution	5,715.83
Total 3-42044 · Steez Distribution -	**5,715.83**
3-42046 · Taylor Blackmon - Wholesale	
3-42047 · Eastern Skateboard Supply ---	13,615.00
Total 3-42046 · Taylor Blackmon - Wholesale	**13,615.00**
Total 3-42000 · Sales - Wholesale	**82,931.76**
4-41002 · Kent International	188,488.30

4-41003 · Spretail aka VM Innovations	285,960.60
4-41005 · Up Coming Minds -	71,591.60
4-41000 · Sales - Other	38,199.00
Total 4-41000 · Sales	**1,146,165.90**
Total Income	**1,467,112.54**
Cost of Goods Sold	
1-50001 · Freight Cost	1,023.48
1-50004 · Sales - Sports	
1-50005 · Spreetail Defective Allowance	-9,201.00
1-50004 · Sales - Sports - Other	28,980.00
Total 1-50004 · Sales - Sports	**19,779.00**
2-50000 · Cost of Good SoldIP	-825.00
2-50003 · Freight and Shipping Costs	
3-51001 · Customs	2,787.20
3-51002 · Fed Ex	28,905.83
3-51003 · First Choice Shipping	4,322.50
3-51004 · I Drive Logistics	22,518.30
3-51005 · DHL	11,321.21
3-51006 · Logistic Cargo Concepts	6,453.74
3-51007 · Ship Audit Pros	416.71
3-51008 · Ship Station Fee	780.00
3-51009 · UPS	808.00
2-50003 · Freight and Shipping Costs - Other	-1,227.00
Total 2-50003 · Freight and Shipping Costs	**77,086.49**
3-55000 · Shipping / Gift Wrap Revenue	
3-55001 · Amazon Retail - Shipping / Gift	-438.50
3-55004 · Shopify Shipping	-104.00
3-55005 · Square Shipping	20.37
Total 3-55000 · Shipping / Gift Wrap Revenue	**-522.13**
3-56001 · Cost of Goods Sold - OEM	404,267.81
4-50002 · Cost of Goods Sold	
3-50001 · Cost of Goods Sold - General	127,263.34
3-50003 · Printing - Packaging	1,362.85
Total 4-50002 · Cost of Goods Sold	**128,626.19**

4-50003 · Freight Costs	6,331.30
Total COGS	**635,767.14**
Gross Profit	**831,345.40**
Expense	
1-61000 · DIRECT EXPENSES	
1-61130 · Design	
1-61131 · Choman Saeed	500.00
1-61134 · Metal Frabrication	350.00
1-61135 · Tape Product	1,000.00
Total 1-61130 · Design	1,850.00
1-61140 · Materials & Supplies	10,643.52
1-61150 · Salaries	
1-61151 · Research & Development	
1-61152 · Larry Charles III	3,810.00
1-61153 · Pedro Valdez	29,890.00
Total 1-61151 · Research & Development	33,700.00
1-61200 · Salaries	
1-61201 · David Patrick	42,769.23
1-61202 · Donna Thompson -	2,280.00
1-61204 · Jack Schaefer	11,540.00
1-61205 · Zack Fleishman	43,919.23
1-61200 · Salaries - Other	0.00
Total 1-61200 · Salaries	100,508.46
1-61150 · Salaries - Other	0.00
Total 1-61150 · Salaries	134,208.46
1-61170 · Travel - Direct	
1-61171 · Airline Travel	1,623.80
1-61172 · Car Rental	20.00
1-61173 · Hotel	1,666.93
1-61175 · Trade Show Expense	554.82
Total 1-61170 · Travel - Direct	3,865.55
Total 1-61000 · DIRECT EXPENSES	150,567.53
1-61001 · Dues and Subscriptions LLC	450.00
1-61002 · EDJ Associates	225.00

1-61007 · KickStarter.Com Expense	249.00
1-61012 · R & D SWIP	825.00
1-61015 · Suspense Account	4,607.61
1-62000 · FRINGE EXPENSES	
1-62001 · Grant Fringe Benefits Payroll -	6,836.49
1-62002 · Medical Insurance	24,019.30
1-62003 · Payroll Fee	2,097.35
1-62004 · Payroll Taxes	8,392.10
Total 1-62000 · FRINGE EXPENSES	41,345.24
1-65000 · INDIRECT EXPENSES	
1-65102 · Legal Services	
1-65107 · WSGR Legal	21,363.05
Total 1-65102 · Legal Services	21,363.05
1-65108 · Marketing	
1-65109 · FaceBook Ad	682.23
Total 1-65108 · Marketing	682.23
1-65110 · Material & Supplies - Indirect	1,572.15
1-65115 · Shipping / Postage Expense	
1-65116 · Shipping Fee	620.00
1-65115 · Shipping / Postage Expense - Other	30.00
Total 1-65115 · Shipping / Postage Expense	650.00
1-65117 · Start Engine Expense	360.00
1-65118 · Tax and License Expense	
1-65119 · Delaware Corp Taxes	704.00
1-65121 · Franchise Tax Board	250.00
1-65122 · Orange County Tax Collector	85.35
Total 1-65118 · Tax and License Expense	1,039.35
1-65125 · Automobile Expense	280.14
1-65126 · Bank Service Charges	
1-65127 · Bank Service Charges -	135.00
1-65129 · NSF Fee	175.00
1-65130 · Over Draft Fee	35.00
1-65131 · Wire Transfer Fee	956.00
1-65126 · Bank Service Charges - Other	80.00

Total 1-65126 · Bank Service Charges	1,381.00
1-65134 · Insurance Expense	
1-65135 · Brakke Ichafintz Insurance	8,441.29
1-65136 · First Insurance Gen Liability	1,285.54
1-65137 · Workers Compensation	169.90
Total 1-65134 · Insurance Expense	9,896.73
1-65138 · Meals (50%)	215.52
1-65139 · Office Supplies	497.55
1-65140 · Professional Fees	
1-65141 · Accounting	
1-65143 · JWM CPA	7,500.00
Total 1-65141 · Accounting	7,500.00
1-65144 · CT Corporation	1,648.75
1-65145 · D B McKennon	30,000.00
1-65147 · Eva Garland Consulting	1,400.00
1-65150 · Stampanje Etiketa Grafoplas	166.50
Total 1-65140 · Professional Fees	40,715.25
1-65151 · Rent Expense	
1-65152 · Office Rent	15,918.88
1-65153 · Warehouse Rent	14,527.83
Total 1-65151 · Rent Expense	30,446.71
1-65154 · Repairs and Maintenance	612.05
1-65157 · Utilities	
1-65158 · So Cal Edison	984.49
Total 1-65157 · Utilities	984.49
Total 1-65000 · INDIRECT EXPENSES	110,696.22
1-70000 · UNALLOWABLE EXPENSES	
1-70001 · ADP 401K	5,428.46
1-70003 · Clearing Account	0.00
1-70008 · First Ins Gen Liability	1,285.54
1-70010 · Investor Relations	1,400.75
1-70013 · Legal Expense	
1-70014 · Cionca IP Law	64,286.00
1-70015 · Patent Law	

1-70026 · Albright IP Limited	15,444.16
1-70015 · Patent Law - Other	2,634.50
Total 1-70015 · Patent Law	18,078.66
Total 1-70013 · Legal Expense	82,364.66
1-70016 · Medical Ins Non Grant	15,933.30
1-70017 · Misc	-96.80
1-70020 · Professional Fees-Unallowable	
1-70021 · Cap Shares	520.00
1-70020 · Professional Fees-Unallowable - Other	1,040.00
Total 1-70020 · Professional Fees-Unallowable	1,560.00
1-70000 · UNALLOWABLE EXPENSES - Other	1,130.17
Total 1-70000 · UNALLOWABLE EXPENSES	109,006.08
2-60100 · Automobile Expense	
3-60202 · Automobile Loan- GMF Lease	3,211.68
3-60203 · Automobile Loan - Bank of the W	1,968.56
3-60207 · Fuel - David	2,589.97
3-60208 · Fuel - Zack	4,255.78
Total 2-60100 · Automobile Expense	12,025.99
2-60200 · Bank Service Charges	
3-60401 · Amazon Merchant Fee	132.04
3-60403 · Bank of American Bank Fees	30.00
3-60404 · BC Brain Tree Merchant Fee	3,834.52
3-60405 · Big C Amazon Merchant Fee	127.78
3-60409 · PayPal Merchant Fee	1,926.23
3-60410 · Rakuten Merchant Fee	
3-60411 · Rakuten $20 fee	200.00
3-60412 · Rakuten $9.70 Fee	97.00
3-60410 · Rakuten Merchant Fee - Other	167.91
Total 3-60410 · Rakuten Merchant Fee	464.91
3-60413 · Shopify Merchant Fee	47.23
3-60414 · Square Up Merchant Fee	1,785.20
3-60415 · Wire Fee	966.96
2-60200 · Bank Service Charges - Other	165.00
Total 2-60200 · Bank Service Charges	9,479.87

2-60600 · Insurance Expense	
3-63302 · Insurance - Auto	169.00
3-63303 · Insurance - Liability	
3-63304 · First Insurance	9,444.45
Total 3-63303 · Insurance - Liability	9,444.45
3-63307 · Workers Compensation	17,115.26
Total 2-60600 · Insurance Expense	26,728.71
2-60700 · Office Supplies	
3-64901 · Amazon purchase	-0.72
3-64903 · Office Depot	72.36
3-64905 · Staples	375.65
2-60700 · Office Supplies - Other	259.44
Total 2-60700 · Office Supplies	706.73
2-60800 · Dues and Subscriptions	
3-62501 · Amazon Prime annual dues	128.22
2-60800 · Dues and Subscriptions - Other	328.99
Total 2-60800 · Dues and Subscriptions	457.21
2-60900 · R & D Product Prototype	
2-60902 · Global Metal Plastic	120.26
2-60906 · Luggage 25' pullmanPrototype	4,690.00
2-60907 · 22' Carry On Luggage	143.25
2-60900 · R & D Product Prototype - Other	251.80
Total 2-60900 · R & D Product Prototype	5,205.31
2-62000 · Compensation	
2-62001 · Design	
3-61016 · David Patrick	55,299.97
3-61018 · Istvan Fazekas	39,635.00
3-61019 · Larry Charles III	7,310.00
3-61020 · Rev Chem	3,590.57
3-61021 · David Patrick - Draw	15,780.00
Total 2-62001 · Design	121,615.54
2-62003 · Executive Compensation	
3-61022 · Zack Fleishman - 1099 Misc	68,780.74
2-62003 · Executive Compensation - Other	1,178.57

Total 2-62003 · Executive Compensation	69,959.31
Total 2-62000 · Compensation	191,574.85
2-62300 · Payroll Expenses	3,790.84
2-63300 · Professional Fees	
2-63303 · Donna Thompson	3,000.00
3-66706 · Fleming & Co.	195.00
3-66714 · Reg F Expense	10,088.00
3-66717 · Translation Services	185.00
2-63300 · Professional Fees - Other	170.00
Total 2-63300 · Professional Fees	13,638.00
2-64000 · Rent Expense	
3-67103 · PS Business Park	20,221.60
2-64000 · Rent Expense - Other	7,171.24
Total 2-64000 · Rent Expense	27,392.84
2-65100 · Travel Expense	
3-68401 · Air Line	6,248.05
3-68402 · Hotel	4,763.01
3-68403 · Parking / Taxi	584.17
3-68404 · Rental Car	865.57
Total 2-65100 · Travel Expense	12,460.80
2-65200 · Meals and Entertainment	
3-64302 · Meals	5,204.23
Total 2-65200 · Meals and Entertainment	5,204.23
2-65300 · Repairs and Maintenance	142.14
2-65800 · Grant Writing	5,000.00
3-61001 · Accounting Expense	7,500.00
3-61003 · Advertising	
3-61006 · Fast Signs	341.59
3-61003 · Advertising - Other	35.00
Total 3-61003 · Advertising	376.59
3-61023 · Computer Software & Storage Exp	
3-61024 · Carbonite	170.70
3-61025 · Google C Suite	1,520.96
3-61028 · Google Storage Fee	89.91

3-61030 · Insynq	354.00
3-61032 · Microsoft Office Dues	
3-61033 · Microsoft Office 365	203.76
3-61032 · Microsoft Office Dues - Other	9.99
Total 3-61032 · Microsoft Office Dues	213.75
3-61034 · Mozy Fee	155.38
3-61035 · MSFT	60.00
3-61037 · QBox	12.00
3-61023 · Computer Software & Storage Exp - Other	24.95
Total 3-61023 · Computer Software & Storage Exp	2,601.65
3-61045 · E-commerce	
3-61048 · Alibaba	101.00
3-61049 · Amazon	
3-61051 · Amazon Coupon / Rebates chg	216.00
3-61052 · Amazon FBA Fee - Fullfillment	233.96
3-61053 · Amazon FBA Inventory Reimburse	-100.18
3-61054 · Amazon Fee	13,561.07
3-61058 · Amazon Shipping Charge	9,293.67
3-61059 · Amazon Subscription Fee	332.32
3-61060 · FBA Inventory Storage Fee	34.54
3-61061 · Inbound Transportation Charge	56.12
Total 3-61049 · Amazon	23,627.50
3-61062 · Big Commerce	3,358.80
3-61067 · Gleam.IO	-933.00
3-61068 · Go Daddy	285.98
3-61074 · Inventory Management System	3,224.20
3-61076 · MinuteKey	14.54
3-61080 · Rakuten -	135.96
3-61084 · SMS Bump	360.00
3-61086 · Springbot	3,090.00
3-61087 · Square Up	0.00
3-61399 · Privy.com	946.07
Total 3-61045 · E-commerce	34,211.05
3-61099 · Independent Contractor	

3-61100 · Daniel Valdez	700.00
3-61101 · David Hafsteinson	150.00
3-61102 · Dragi Bogdanovski	345.00
3-61104 · Robert Lewark	250.00
3-61099 · Independent Contractor - Other	990.37
Total 3-61099 · Independent Contractor	2,435.37
3-61105 · Information Technology	
3-61108 · IT-connection	
3-61109 · Cox Cable	293.80
3-61108 · IT-connection - Other	42.45
Total 3-61108 · IT-connection	336.25
Total 3-61105 · Information Technology	336.25
3-61112 · Legal	
3-61119 · Legal - Patent / Trademark	
3-61120 · Dunlap Bennett	526.00
3-61124 · Williams Intellectual	9,746.52
Total 3-61119 · Legal - Patent / Trademark	10,272.52
3-61125 · Legal Inc	129.00
3-61112 · Legal - Other	500.00
Total 3-61112 · Legal	10,901.52
3-61129 · Marketing	
3-61130 · Adreno Tecbnology	3,903.75
3-61131 · Amazon Marketing Services	239.65
3-61132 · Amber Torrealba	8,324.28
3-61134 · Chad Nelson	29,846.16
3-61136 · FS Overcode BG	176.00
3-61138 · Justin Sloan	595.00
3-61141 · Marketing Sponsorship	170.00
3-61142 · New Leaf / Artic Leaf	650.64
3-61145 · Out Shop It	
3-61146 · Tim Giusti	5,700.00
3-61145 · Out Shop It - Other	5,510.00
Total 3-61145 · Out Shop It	11,210.00
3-61147 · Printex Printing	1,292.30

3-61152 · Trade Show Booth Display	4,994.00
3-61153 · Trade Show Entrance Fee	57.00
3-61154 · Trade show Expense -	10,718.44
3-61155 · Viral Sweep Starter	50.00
3-61156 · Volition Infotech	400.00
Total 3-61129 · Marketing	72,627.22
3-61160 · Misc - Write Off Shiver to SWS	95.00
3-61161 · Miscellaneous D	147.51
3-61162 · Office Expense	
3-61163 · Computer Expense	160.00
3-61164 · Driven Office Solutions	80.44
3-61162 · Office Expense - Other	41.61
Total 3-61162 · Office Expense	282.05
3-61165 · Outside Sales	200.00
3-61167 · Packaging Expense	
3-61168 · Main Graphics	3,078.53
3-61169 · Miller Supply	1,615.05
3-61171 · U Line	253.29
3-61167 · Packaging Expense - Other	2,090.04
Total 3-61167 · Packaging Expense	7,036.91
3-61172 · Pay Pal Retail	303.17
3-61174 · Payroll Deductions	
3-61175 · ADP 401k	
3-61176 · ADP RS - Zack Fleishman	-4,221.63
3-61175 · ADP 401k - Other	3,506.83
Total 3-61175 · ADP 401k	-714.80
Total 3-61174 · Payroll Deductions	-714.80
3-61177 · Payroll Tax	14,571.45
3-61182 · Postage and freight	
3-61186 · The UPS Store	15.00
3-61182 · Postage and freight - Other	20.70
Total 3-61182 · Postage and freight	35.70
3-61187 · Printing - General	70.43
3-61196 · Research and Development	

Larry charles III - Not in ADP	3,615.00
2-61213 · Printing Tape	680.11
3-61197 · Abis Akolawala	950.00
3-61200 · Global Industrial	303.42
3-61203 · Motion Picture FX	1,501.68
3-61206 · R & D - outsourced	
3-61207 · Creative Cloud	9.99
3-61208 · Creative Cloud Photography Plan	229.77
3-61209 · Marguerite Hall	3,963.00
Total 3-61206 · R & D - outsourced	4,202.76
3-61210 · R & D - Supplies/Matl	1,481.70
3-61212 · Sample Expense	561.14
3-61196 · Research and Development - Other	1,737.80
Total 3-61196 · Research and Development	15,033.61
3-61214 · S W I P	
3-61216 · S W I P - R & D	355.58
Total 3-61214 · S W I P	355.58
3-61218 · Salaries	
3-61224 · Salaries - Research & Developme	
3-61225 · Pedro Valdez - 1099 Misc	35,119.28
Total 3-61224 · Salaries - Research & Developme	35,119.28
3-61228 · Salaries - Sales/Retail	
3-61229 · David M Patrick	15,430.00
3-61230 · Jack Schaefer	19,780.00
3-61232 · Samantha Partick	29,807.43
3-61228 · Salaries - Sales/Retail - Other	500.00
Total 3-61228 · Salaries - Sales/Retail	65,517.43
3-61218 · Salaries - Other	0.00
Total 3-61218 · Salaries	100,636.71
3-61234 · Sales Expense	
3-61236 · Sales Commision	
3-61103 · Matthew Ward	1,351.61
3-61243 · Taylor Blackmon	18,448.54
3-61244 · Venture Management	39,709.26

3-61245 · Veritcal Water - Mike Wetzel	180.40
Total 3-61236 · Sales Commision	59,689.81
Total 3-61234 · Sales Expense	59,689.81
3-61246 · Security	
3-61247 · Brinks Security	611.52
Total 3-61246 · Security	611.52
3-61250 · Shiver Expenses	
3-61251 · Donny Doquisa	300.00
Total 3-61250 · Shiver Expenses	300.00
3-61258 · Shop Supplies	
3-61259 · 99 Cent Store	318.89
3-61260 · Auto Zone	57.04
3-61261 · Best Buy	130.33
3-61262 · BJB Enterprises	-1,172.35
3-61263 · C V S	12.10
3-61265 · Crown Ace Hardware	43.00
3-61267 · Harbor Freight	476.98
3-61268 · Home Depot -	1,467.52
3-61270 · Industrial Metal Supply	252.59
3-61275 · Pep Boys	38.76
3-61278 · Wal Mart Purchases	213.93
3-61258 · Shop Supplies - Other	-1,482.93
Total 3-61258 · Shop Supplies	355.86
3-61279 · Social Media	
3-61280 · Amazon Advertising Fee	4,646.43
3-61281 · Amazon Market Place Charge	955.24
3-61283 · FaceBook	12,422.36
3-61284 · Google Ad Word Fee	4,439.33
3-61286 · Klaviyo	3,000.00
3-61287 · Linked In	899.88
3-61289 · Twitter On LIne Ads	50.00
3-61279 · Social Media - Other	0.00
Total 3-61279 · Social Media	26,413.24
3-61292 · Storage Unit Expense	2,902.18

3-61293 · Taxes	
3-61298 · Sales Tax	
3-61299 · State Board of Equalization	1,580.00
Total 3-61298 · Sales Tax	1,580.00
3-61303 · Secretary of State of CA	25.00
Total 3-61293 · Taxes	1,605.00
3-61307 · Web Site Content Develpment Exp	237.38
3-66720 · Stock Compensation Expense	1,518,804.00
3-70000 · Go Fund Me	3,229.80
4-60400 · Prototype Expense	
4-60402 · Matterhackers.com	498.92
4-60400 · Prototype Expense - Other	1,041.46
Total 4-60400 · Prototype Expense	1,540.38
4-65400 · Telephone Expense	
3-68101 · A T & T	897.15
3-68103 · Boost Mobile	500.00
3-68104 · Repair	588.29
4-65400 · Telephone Expense - Other	233.60
Total 4-65400 · Telephone Expense	2,219.04
4-65401 · Utilities	
3-68601 · SCE	920.83
Total 4-65401 · Utilities	920.83
Total Expense	2,619,651.21
Net Ordinary Income	-1,788,305.81

-1,788,305.81

(31,060) Depreciation Expense
(1,315) Amortization
(1,820,681) Per tax return - book

2,710 50% Meals

(1,817,971) Per tax return - tax